# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 12, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### USA Synthetic Fuel Corporation

### File No. 0-54044 - CF#28905

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USA Synthetic Fuel Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on October 3, 2012.

Based on representations by USA Synthetic Fuel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 4.1 | through October 3, 2022 |
| Exhibit 4.4 | through October 3, 2022 |
| Exhibit 4.5 | through October 3, 2022 |
| Exhibit 4.9 | through October 3, 2022 |
| Exhibit 4.10 | through October 3, 2022 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Mara L. Ransom
Assistant Director